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                                                                    Exhibit 99.2

                               (LETTERHEAD LOGO)
                          HOULIHAN LOKEY HOWARD & ZUKIN

September 17, 2003

Independent Committee of the
  Board of Directors of
Penn Octane Corporation

Dear Gentlemen:

We understand that Penn Octane Corporation (the "Company") is contemplating contributing certain assets of its liquefied petroleum gas distribution and transportation business (the "Business") to a newly-formed limited partnership, Rio Vista Energy Partners L.P. ("Rio Vista" hereinafter). In exchange, the Company will directly own all of the common units of Rio Vista and will indirectly own the general partner (the "General Partner") of Rio Vista (the "Exchange"), subject to option agreements to be entered into with a member of the Company's management team. The Company will subsequently distribute to its stockholders all of the outstanding common units of Rio Vista (the "Distribution"). Immediately after the Transaction (as defined below) two members of the Company's management team ("Management" hereinafter) will own and/or have an option to own approximately 30% of the Company, 30% of Rio Vista and 50% of the General Partner, on a fully diluted basis. The Exchange and Distribution are referred to collectively herein as the "Transaction." The holders of the Company's common stock, other than Management, are hereinafter defined as the "Public Stockholders."

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. Furthermore, the Opinion does not address the fairness of the issuance of or the terms of the options described above. The Opinion also does not address the tax implications of the Transaction on the Public Stockholders. It is assumed that the Public Stockholders have obtained or will be obtaining advice from the appropriate professional sources regarding the tax implications of the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal years ended 2000 to 2002 and quarterly reports on Form 10-Q for the quarters ended January 31, 2003 and April 30, 2003, and Company-prepared interim financial statements for the period ended May 31, 2003, which the Company's management has identified as being the most current financial statements available;


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DALLAS o Chase Tower o 2200 Ross Avenue, Suite 4350W o Dallas, TX 75201 o tel.214.220.8470 o fax.214.220.3808
LOS ANGELES         NEW YORK            CHICAGO             SAN FRANCISCO       WASHINGTON, D.C.       MINNEAPOLIS ATLANTA
                         Investment advisory services through Houlihan Lokey Howard & Zukin Financial Advisors.
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Independent Committee of the
  Board of Directors of
Penn Octane Corporation
September 17, 2003                                                         - 2 -

2. reviewed the Certificate of Incorporation of Penn Octane Corporation, the Amended and Restated Bylaws of Penn Octane Corporation and relevant Board of Director Meeting Minutes;

3. reviewed the draft Agreement of Limited Partnership of Rio Vista Energy Partners L.P. dated June 26, 2003;

4.   reviewed Rio Vista's draft Form 10, dated September 17, 2003;

5. reviewed copies of the pipeline lease agreement with Seadrift Pipeline Corporation, the supply agreement with P.M.I. Trading Limited and other documents relating to the Company's operations;

6. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company and Rio Vista, and met with representatives of the Company's independent accounting firm and counsel to discuss certain matters;

7.   visited certain facilities and business offices of the Company;

8. reviewed forecasts and projected financial statements prepared by the Company's management with respect to the Company and Rio Vista for the years ended July 31, 2003 through 2007;

9. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

10. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company and Rio Vista; and

11. conducted such other studies, analyses and inquiries as we have deemed appropriate.


We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and the Business, and that there has been no material change in the assets, financial condition, business or prospects of the Company or the Business since the date of the most recent financial statements made available to us.

We understand that the Company expects to incur a tax liability in connection with the Transaction. Although difficult to estimate precisely, the Company's management believes the amount of the tax liability, net of available net operating losses, may be in the range of $300,000 to $2,500,000, but will most likely not exceed $1,400,000. We have (with your consent) relied upon management's analysis of the tax liability in our analysis.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of


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Independent Committee of the
  Board of Directors of
Penn Octane Corporation
September 17, 2003                                                         - 3 -

Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and the Business and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or the Business. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We express no opinion as to the prices at which the Company's common stock or the common units of Rio Vista will actually trade at any time.

Based upon the foregoing, and in reliance thereon, it is our opinion that the Transaction is fair to the Public Stockholders of the Company from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.